Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, DC 20036-2652 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Christopher J. Zimmerman, Esq.
(202) 419-8402
czimmerman@stradley.com
June 20, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Lauren Sprague, Esquire Mr. Jeffrey Long

Re:	Nationwide Variable Insurance Trust File No. 333-211089

Dear Ms. Sprague and Mr. Long:

On behalf of Nationwide Variable Insurance Trust (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on May 26, 2016 with regard to the Registrant’s registration statement on Form N-14 relating to the reorganization involving the NVIT Developing Markets Fund and the NVIT Emerging Markets Funds (the “Registration Statement”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on May 3, 2016, under Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into the pre-effective amendment filing that is requested by the SEC Staff pursuant to Comment 1 below.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.  Registrant has also provided a “North American Security Trust” accounting survivor analysis for the Reorganization, attached as “Exhibit A.”

1.
Comment: Please note that the auditor consent does not include the conformed signature block of the independent registered public accounting firm.  Please file a pre-effective amendment to the Registration Statement that includes the conformed signature block of the independent public accounting firm.  Note that the SEC Staff will work with the Registrant to grant the effectiveness of the N-14 so long as the N-14 is not filed pursuant to Rule 488 under the Securities Act.

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June 20, 2016

Response: Registrant will file a pre-effective amendment to Form N-14 with a conformed signature block of the independent registered public accounting firm, and the Registrant will request that the SEC Staff grant the effectiveness of the pre-effective amendment.

2.
Comment: Under “How do the investment objectives, principal strategies and policies of the Target Fund compare against the Acquiring Fund?”, please revise the following sentence to match the wording in the prospectus in order to reflect that the “headquartered” and “trades on an exchange” references are to emerging market countries: “Both Funds consider a company to be tied economically to emerging market countries if it is headquartered, trades on an exchange, or maintains at least 50% of its assets in, or derives at least 50% of its revenues, from emerging markets.”

Response: Registrant has revised the sentence to match the wording in the prospectus, as follows:

“Both Funds consider a company to be tied economically to emerging market countries if it is headquartered, trades on an exchange or maintains at least 50% of its assets in, or derives at least 50% of its revenues from, emerging markets countries.”

3.
Comment: Under “How do the investment objectives, principal strategies and policies of the Target Fund compare against the Acquiring Fund?,” please include a reference to growth style and value style in the description of the principal investment strategies and policies as the risks refer to “Growth style risk” and “Value style risk.”

Response: After the sentence, “NFA has selected Lazard and Standard Life Investments to subadvise different portions of each Fund because they approach investing in emerging market securities in a different manner from each other.”, Registrant has included the following sentence:

“For example, Lazard’s investment strategy may consider a security’s growth or value potential, and Standard Life Investment’s  investment strategy is not growth- or value biased or momentum driven, but is style-agnostic.”

4.	Comment: In all tables within the Registration Statement, please replace “Acquiring Fund” and “Target Fund” with the name of each Fund, as appropriate.

Response: Registrant has revised as requested.

5.	Comment: In the comment response letter, please confirm that any amounts

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June 20, 2016

subject to recapture for the Target Fund prior to the Reorganization will not follow to the Acquiring Fund after the Reorganization.

Response:  Registrant confirms that any amounts subject to recapture for the Target Fund prior to the Reorganization will not follow to the Acquiring Fund after the Reorganization.

6.
Comment: In the comment response letter, please provide the reason why Registrant believes it is appropriate to reorganize the Class II shares of the Target Fund into Class D shares of the Acquiring Fund, and not Class II shares of the Acquiring Fund, which has a lower expense ratio.

Response: Class II shares of the Target Fund, representing all of the Target Fund’s assets, pay an administrative services fee of 0.23%, largely due to the full 0.25% amount that a third party insurance company charges for its customers’ accounts.  Currently, the administrative services fee paid by Class II shares of the Acquiring Fund is 0.15%.  Class D shares of the Acquiring Fund were created for the purpose of the Reorganization in order to permit the Acquiring Fund to be held through the third party insurance company without increasing the current expense ratio for existing Acquiring Fund Class II shareholders.

7.
Comment:  In the comment response letter, please confirm whether there are any material differences in the current fees of the Acquiring Fund and the Target Fund with those fees that are set forth in the Registration Statement.

Response:  Registrant confirms that it is not aware of any material differences in the current fees of the Acquiring Fund and the Target Fund with those that are set forth in the Registration Statement.

8.	Comment: Under the heading “How do the performance records of the Funds compare?”, in the last sentence of the paragraph, please add portfolio turnover rate for each Fund.

Response:  Registrant has revised as requested.

9.
Comment:  Under “What are other key features of the Funds,” per Item 10(a)(1)(iii) of Form N-1A, state that a discussion regarding the basis for the board of directors approving the advisory contracts of the Funds is available in the Funds’ annual or semi-annual report to shareholders, as applicable, and providing the period covered by the relevant annual or semi-annual report.

Response:  Registrant has revised as requested

10.	Comment: Under “Who will pay the expenses of the Transaction?”, if the Target

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June 20, 2016

Fund will experience capital gains as a result of portfolio repositioning, please state the effect of capital gains.

Response:  The Registrant is a variable insurance trust, therefore, capital gains will not have tax implications for the Fund’s contract owners.

11.	Comment: In the comment response letter, please confirm that the Acquiring Fund Prospectus will be mailed with the Registration Statement, per Instruction G to Form N-14.

Response:  Registrant so confirms.

12.	Comment: In the “Form of Plan of Reorganization,” please ensure that the formatting is consistent and remove any inapplicable items within the Plan.

Response:  Registrant has ensured the formatting is consistent and has reviewed and removed any inapplicable items within the Plan.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact me at (202) 419-8402 or Cillian M. Lynch at (202) 419-8416, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted, /s/ Christopher J. Zimmerman Christopher J. Zimmerman, Esquire

cc:	Allan J. Oster, Esquire Prufesh R. Modhera, Esquire Jonathan Kopcik, Esquire Cillian M. Lynch, Esquire

U.S. Securities and Exchange Commission
June 20, 2016

Exhibit A

Accounting Survivor Analysis

Introduction

The Reorganization will involve: (i)  the acquisition by the NVIT Emerging Markets Fund (the “Acquiring Fund”) of substantially all of the property and assets of the NVIT Developing Markets Fund (the “Target Fund”), in exchange solely for Class D shares of the Acquiring Fund; (ii) the pro rata distribution of Class D shares of the Acquiring Fund to the shareholders of the Target Fund holding Class II shares of the Target Fund; and (iii) the liquidation and dissolution of the Target Fund, all upon and subject to the terms and conditions of the Plan of Reorganization by the Trust on behalf of the Acquiring Fund and the Target Fund.

As set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994), the determination of the appropriate performance survivor following a fund merger depends on a consideration of five factors.  Based on its analysis of the factors, the Registrant has determined that the Acquiring Fund is the appropriate accounting survivor following the Reorganization.  Each of the factors, along with the relevant analysis, is discussed below.

Accounting Survivor Analysis

(i)           Investment Advisers.  Nationwide Fund Advisors (“NFA”) serves as the investment adviser, and Lazard Asset Management LLC (“Lazard”) and Standard Life Investments (Corporate Funds) Limited (“Standard Life Investments”) each subadvise a portion of both the Target Fund and the Acquiring Fund. Stephen Russell, Thomas Boyle, Paul Rogers, and Alistair Way are jointly responsible for the day-to-day operations of both the Target Fund and Acquiring Funds.  Following the Reorganization, the Acquiring Fund will retain NFA, Lazard, Standard Life Investments, and the above referenced persons, which supports the determination that the Acquiring Fund should be the accounting survivor following the Reorganization.

(ii)           Portfolio Composition.  The investment strategies of the Target Fund and the Acquiring Fund are identical.  Each Fund invests at least 80% of its net assets in equity securities issued by companies that are tied economically to emerging market countries.  Both Funds consider a company to be tied economically to emerging market countries if it is headquartered, trades on an exchange, or maintains at least 50% of its assets in, or derives at least 50% of its revenues from, emerging markets.  Both Funds consider emerging market countries to be those that are included in the MSCI Emerging Markets Index, the FTSE Emerging Index or the JPMorgan Emerging Market Bond Index.  Each Fund typically maintains investments in at least six countries at all times, and both Funds may invest in companies of any size, including smaller companies. As described below, at the time of the Reorganization, the Target Fund will hold approximately $45 million in assets, and the Acquiring Fund will hold approximately $104  million in assets. Given the greater size of the Acquiring Fund, the portfolio composition of the

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Acquiring Fund following the Reorganization will be more like that of the Acquiring Fund than the Target Fund.  This factor supports the determination that the Acquiring Fund should be the accounting survivor following the Reorganization.

(iii)           Investment Objectives, Policies and Restrictions.  The Target Fund seeks long-term capital appreciation, whereas the Acquiring Fund seeks long-term capital growth by investing primarily in equity securities of companies located in emerging market countries.  In addition, the investment strategies of the Target Fund are identical to those of the Acquiring Fund.  The fundamental restrictions for both Funds include investment policies required by the Investment Company Act of 1940, as amended, and are identical.

For more information about the Target Fund’s and the Acquiring Fund’s investment objective, policies and restrictions, please refer to the Registration Statement.  The Acquiring Fund will retain its investment objective, policies and restrictions, which supports the determination that the Acquiring Fund should be the accounting survivor following the Reorganization.

(iv)  Expense Structure and Expense Ratio.  As a result of the proposed Reorganization, shareholders of the Target Fund can expect to experience lower net and gross expenses as a percentage of average daily net assets as shareholders in the Acquiring Fund after the Reorganization.  The anticipated expense ratios of the Acquiring Fund following the Reorganization are lower (on a net and gross basis) than the current expense levels of the Acquiring Fund.  This factor supports the determination that the Acquiring Fund should be the accounting survivor following the Reorganization.

(v)  Relative Asset Sizes of the Funds Involved in the Reorganization.  As of April 30, 2016, the Target Fund had approximately $45 million in assets, and the Acquiring Fund had approximately $104 million in assets.  Therefore, the assets of the Acquiring Fund will constitute a greater proportion of the assets of the Acquiring Fund following the Reorganization.  This factor supports the determination that the Acquiring Fund should be the accounting survivor following the Reorganization.

Conclusion:  In light of the fact that each of the relevant factors supports the determination, the Registrant has determined that the Acquiring Fund should be the accounting survivor following the Reorganization.